SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

AURASOUND, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0. 01 PER SHARE

  (Title of Class of Securities)

CUSIP No. 05153h106

  (CUSIP Number)

Robert Eide
c/o Aegis Capital Corp.
810 7th Avenue, 11th Floor
New York, NY  10019

With Copies To:

Michael Ference, Esq.
Thomas Rose, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1of  4

CUSIP No. 05153h106	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Robert Eide
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐

(b) ☐ Reporting person is affiliated with other persons

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

3,035,500*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	3,035,500*
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.81%*
14	TYPE OF REPORTING PERSON

IN
 *See Item 3 – Source and Amount of Funds or Other Consideration.

Item 1. Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of AuraSound, Inc., a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at 11839 East Smith Avenue, Santa Fe Springs, CA 90670.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by Robert Eide (the “Reporting Person”).

Mr. Eide, a United States citizen, has a business address at c/o Aegis Capital Corp., 810 7th Avenue, 11th Floor, New York, NY 10019.

Robert Eide is the Chief Executive Officer of Aegis Capital Corp.

(d) and (e).  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 13, 2009 Robert Eide acquired 3,000,000 shares of the Issuer’s Common Stock through a private sale.

As of May 19, 2009, Robert Eide owned 3,035,000 shares of Common Stock.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person was issued for the purpose of acquiring an interest in the Issuer.  The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 3,035,500 shares of Common Stock of the Issuer, which represents 10.81% of the issued and outstanding shares of the Issuer. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(b) Mr. Eide has sole power to vote on or dispose of 3,035,500 shares of Common Stock of the Issuer.  Please see Item 3 – Source and Amount of Funds or Other Consideration.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has effected the following transactions in the shares of the Issuer during the past 60 days:

None.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

ROBERT EIDE

May 19, 2009	By:	/s/ Robert Eide
Name: Robert Eide